As filed with the Securities and Exchange Commission on February 3, 2004
Registration No. 333-107072

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

FORM S-2
on FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FLORIDA BANKS, INC.

(Exact name of registrant as specified in its charter)

Florida	58-2364573
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5210 Belfort Road, Suite 310

Jacksonville, Florida 32256
(904) 322-7770
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles E. Hughes, Jr.

President and Chief Executive Officer
Florida Banks, Inc.
5210 Belfort Road, Suite 310
Jacksonville, Florida 32256
(904) 332-7770
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Bradley D. Houser

Akerman Senterfitt
One Southeast Third Avenue, Suite 2800
Miami, Florida 33131-1714
(305) 374-5600
(305) 374-5095 (Fax)

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

      If any of the securities being registered in this form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box.     ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividends in Trust reinvestment plans, check the following box.     ☒

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment, which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

$30,000,000

Common Stock, Preferred Stock,

Debt Securities and Warrants

        We may offer, from time to time, in amounts, at prices and on terms that we will determine at the time of offering, common stock, par value $0.01 per share, preferred stock, par value $0.01 per share, debt securities and warrants with an aggregate public offering price of up to $30,000,000. We will provide the specific terms of these securities in supplements to this prospectus. For information on the general terms of these securities, see “Description of Capital Stock,” “Description of Debt Securities” and “Description of Warrants.” You should carefully read this prospectus, the applicable prospectus supplements and other information to which we refer in this prospectus and any prospectus supplement before you invest.

      Our common stock trades on the Nasdaq National Market under the symbol “FLBK.” We will make application to list any shares of common stock sold pursuant to a supplement to this prospectus on the Nasdaq National Market. We have not determined whether we will list any of the other securities we may offer on any exchange or market. If we decide to seek listing of any such other securities, the applicable prospectus supplement will contain information as to the listing on the applicable exchange market.

      Investing in these securities involves risks. See “Risk Factors” beginning on page 3 of this prospectus.

      These securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 ,           .

ABOUT THIS PROSPECTUS
FLORIDA BANKS, INC.
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
THE SECURITIES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
Consent of Deloitte & Touche LLP

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration, or continuous offering process. Under this shelf registration process, we may, from time to time, over approximately the next two years, issue and sell any combination of common stock, preferred stock, debt securities and warrants, either separately or in units, in one or more offerings up to an aggregate public offering price of $30,000,000.

      This prospectus provides you with a general description of the securities that we may offer. Each time we sell any securities described in this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The registration statement we filed with the Securities and Exchange Commission includes exhibits that provide greater detail about matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the Securities and Exchange Commission and the applicable prospectus supplement, together with the additional information described under the caption “Where You Can Find More Information” on page 30 of this prospectus.

      Unless we indicate otherwise, the terms “Florida Banks,” “we,” “our” and “us” as used in this prospectus refers to Florida Banks, Inc. and its subsidiaries as a combined entity.

      In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the Florida market. We obtained this market data from independent publications or other publicly available information. Although we believe that these outside services are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

FLORIDA BANKS, INC.

      Florida Banks, Inc. is a Jacksonville-based holding company for a statewide community banking system in many of Florida’s largest and fastest-growing markets. We operate through our wholly owned banking subsidiary, Florida Bank, N.A. Our community banking approach emphasizes responsive and personalized service to its customers at a level normally reserved for only the very best customers of large banks. Our banking affiliates offer a range of traditional banking products and services to small and medium-sized businesses and professionals. We also provide personal banking services for the owners and executives of those businesses. We operate full-service banking offices in Tampa, Jacksonville, Alachua County (Gainesville), Broward County (Ft. Lauderdale), Pinellas County (St. Petersburg/Clearwater/Largo), Marion County (Ocala) and West Palm Beach.

      We were founded and incorporated in Florida in 1997 and have been a publicly-traded company on the Nasdaq National Market under the symbol “FLBK” since 1998. Our executive offices are located at 5210 Belfort Road, Suite 310, Jacksonville, Florida 32256 and our telephone number at that address is (904) 332-7770.

RISK FACTORS

      Before you invest in our securities, you should understand that a high degree of risk is involved. Before you decide to purchase our securities, you should consider carefully the following risks described below and other information, including our financial statements and related notes, in this prospectus and in the documents to which we refer you under the heading “Incorporation of Documents by Reference” on page 30. If any of these risks actually occur, our financial condition and operating results could be adversely affected. As a result, the value of our securities could decline, perhaps significantly, and you could lose part or all of your investment.

Risks Related to Our Business

General

Our operations are significantly affected by interest rate levels.

      Changes in interest rates can have differing effects on various aspects of our business, particularly in the areas of net interest income and mortgage loans originated and purchased.

      Net interest income. Our profitability is dependent to a large extent on our net interest income, which is the difference between interest income we earn as a result of interest paid to us on loans and investments and interest we pay to third parties such as our depositors and those from whom we borrow funds. We are affected by changes in general interest rate levels, which are currently at historically low levels, and by other economic factors beyond our control. Interest rate risk can result from mismatches between the dollar amount of repricing or maturing assets and liabilities and from mismatches in the timing and rate at which our assets and liabilities reprice. We pursue an asset-liability management strategy designed to control our risk from changes in the market interest rates, given our current volume and mix of interest-bearing liabilities and interest-earning assets. However, if market interest rates remain at their present levels for a prolonged period of time or decline further, the cash flows from continued high levels of loan prepayments would be reinvested at lower yields while our cost of funds may remain relatively flat, resulting in a material adverse effect on our profitability. Although we believe our asset-liability management strategy will reduce the potential effects of changes in interest rates on our results of operations, this strategy may not always be successful. In addition, any substantial and prolonged increase in market interest rates could reduce our customers’ desire to borrow money from us or adversely affect their ability to repay their outstanding loans by increasing their credit costs since most of our loans have adjustable interest rates that reset periodically. If we do not adequately manage the maturities of our deposits and loans, any substantial change in interest rates could cause our cost of funds to increase more rapidly than the yield on our loans, thereby adversely affecting our net interest income. Any of these events could adversely affect our results of operations or financial condition.

      Volume of mortgage loans originated and purchased. In periods of declining interest rates, such as have occurred recently, demand for mortgage loans typically increases, particularly for mortgage loans related to refinancing of existing loans. The refinancing of existing loans currently comprises approximately 72% of our loan volume. In periods of rising interest rates, demand for mortgage loans typically declines. Our income from our mortgage banking division would significantly decrease following a decline in demand for mortgage loans in the eastern United States, which is the area in which we originate and purchase the majority of our loans.

Our business strategy includes the continuation of significant growth plans, and if we fail to grow or fail to manage our growth effectively as we pursue our strategy, it could negatively affect our results of operations.

      We intend to continue pursuing a significant growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

Our loan portfolio growth is dependent on increased brokered deposits and Jumbo CDs.

      We primarily rely on brokered deposits and Jumbo CDs to fund our growing operations. We cannot assure you that we will be able to continue to attract brokered deposits at current levels of growth or that we will be able to fund our growth through Jumbo CDs without having to offer above market rates. The inability to fund growth of our loan portfolio through increased brokered deposits or Jumbo CDs would materially adversely affect our financial condition or results of operations.

Because we focus on commercial lending, our exposure to credit risk could adversely affect our earnings and financial condition.

      As of September 30, 2003, commercial loans totaled $160.6 million or 24.16% of our total loan portfolio. We generally invest a greater proportion of our assets in commercial loans than other banking institutions of our size, which typically invest a greater proportion of their assets in loans secured by single-family residences. Our commercial loans generally involve a higher degree of credit risk than residential mortgage loans due, in part, to their larger average size and generally less readily-marketable collateral. Due to their size and the nature of their collateral, losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations. In addition, unlike residential mortgage loans, our commercial loans generally depend on the cash flow of the borrower’s business to service the debt. Furthermore, a significant portion of our loans is dependent for repayment largely on the liquidation of assets securing the loan, such as inventory and accounts receivable. These loans carry incrementally higher risk, since their repayment is often dependent solely on the financial performance of the borrower’s business. Our business plan calls for continued efforts to increase our assets invested in commercial loans. An increase in non-performing loans could cause operating losses, impaired liquidity and the erosion of our capital, and could have a material adverse effect on our business, financial condition or results of operations.

If the value of real estate in our core Florida markets were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

      The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for our loan portfolio were to decline materially, a significant part of our loan portfolio could become under-collateralized. As of September 30, 2003, approximately 67.08% of our loans held for investment were secured by real estate. Of the commercial real estate loans in our portfolio, approximately $178.9 million represent properties owned and occupied by businesses to which we have extended loans and $233.8 is secured by real estate held for investment by the borrower. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the amount of security that we anticipated at the time of originating the loan, which could have a material adverse effect on our provision for loan losses and our operating results and financial condition.

Our business is concentrated in Florida and a downturn in the economy of Florida or other events in Florida may adversely affect our business.

      Substantially all of our business is located in Florida. As a result, our financial condition and results of operations may be affected by changes in the Florida economy. A prolonged period of economic recession or other adverse economic conditions in Florida may result in an increase in nonpayment of our loans and a decrease in collateral value. In addition, Florida Bank, N.A. presently generates all of its commercial real estate mortgage loans in Florida. Therefore, conditions of the Florida commercial real estate market could strongly influence the level of our bank’s non-performing loans and our results of operations and financial condition. Real estate values and the demand for mortgages and construction loans are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, and the availability of loans to potential purchasers. In addition, Florida historically has been vulnerable to certain natural disaster risks, such as floods, hurricanes and tornadoes, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact the ability of borrowers to repay loans made by the bank. The existence of adverse economic conditions, declines in real estate values or the occurrence of such natural disasters in Florida could have a material adverse effect on our business, future prospects, financial condition or results of operations.

If our allowance for loan losses is not sufficient to absorb actual losses, our financial condition and results of operations would be adversely affected.

      Our experience in the banking industry indicates that a portion of our loans will become delinquent, some of which may only partially be repaid or may never be repaid at all. Although we believe our allowance for loan losses is sufficient to cover actual loan losses and we have not received any communications from regulatory agencies suggesting that our reserves are inadequate, we cannot assure you that our allowance for loan losses will be adequate to cover actual loan losses. In addition, we also cannot assure you that we will not experience significant losses in our loan portfolio from general economic conditions or other factors beyond our control. These losses may require significant increases to the allowance for loan losses in the future. Significant and unexpected additions to our allowance for loan losses would materially affect our financial condition or results of operations in that period.

Bank regulators may require us to increase our allowance for loan losses, which could have a negative effect on our financial condition and results of operations.

      Federal regulators, as an integral part of their respective supervisory functions, periodically review our allowance for loan losses. The regulatory agencies may require us to increase our allowance for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. In addition, regulatory agencies may require additional reserves for loan losses that may not be required under generally accepted accounting principles. Although we have not received any requests or directions from regulatory agencies to adjust our allowance for loan losses, any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our financial condition and results of operations.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future.

      Most of the loans in our loan portfolio were originated within the past three years. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for period of time between twelve and twenty-four months, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which is likely to be somewhat higher than current levels. As of September 30, 2003, 23% of our loan portfolio had been originated in the last twelve months and 46% of our loan portfolio had been originated in the last twenty-four months.

Until our portfolio becomes more seasoned, we must rely in part on the historical loan loss experience of other financial institutions and the experience of our management in determining our allowance for loan losses, and this may not be comparable to our loan portfolio.

      Because most of our loans in our loan portfolio were originated relatively recently, our loan portfolio does not provide an adequate history of loan losses for our management to rely upon in establishing our allowance for loan losses. When determining our allowance for loan losses, we must rely to a significant extent upon other financial institutions’ histories of loan losses and their allowance for loan losses, as well as our management’s estimates based on their experience in the banking industry. We cannot assure you that the history of loan losses and the reserving policies of other financial institutions and our management’s judgment will result in reserving policies that will be adequate for our business and operations or applicable to our loan portfolio.

We are dependent upon key personnel, including our local management teams.

      Our success depends to a significant extent upon certain key employees, the loss of whom could have an adverse effect on our business. Our key employees include Charles E. Hughes, Jr., our Chief Executive Officer and President, T. Edwin Stinson, Jr., our Chief Financial Officer, and Richard B. Kensler, our Chief Credit Officer. Although we have entered into employment agreements with each of these employees, which contain covenants not to compete, we cannot assure you that we will be successful in retaining these key employees. We are also dependent on our local management teams. We have established relationships with well-trained local senior management and other employees. Our business strategy gives significant local decision-making authority to our senior officers and managers. The local bank presidents have entered into covenant not to compete agreements with us. We cannot assure you that we will be able to retain our current local senior officers or attract new qualified management personnel. Our inability to attract and/or retain qualified management personnel as we pursue our business strategy could have a material adverse effect on our financial condition and results of operations.

We compete for loans and deposits with many larger financial institutions that have substantially greater financial resources than us.

      Competition among financial institutions in Florida is intense. We primarily compete with the Florida operations of large out-of-state commercial banks and Florida-based regional commercial banks. In addition, we compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater financial resources, lending limits and larger branch networks than we do, and are able to offer a broader range of products and services than we can. Trends toward the consolidation of the banking industry may make it more difficult for smaller banks, such as us, to compete with large national and regional banking institutions. We cannot assure you that we will compete successfully against our competitors. Failure to compete effectively for deposit, loan and other banking customers in our markets could cause us to lose market share, slow our growth rate and may have an adverse effect on our financial condition and results of operations.

Our continued future profitability depends, to a significant extent, upon revenue we receive from our small to medium-sized business customers and their ability to meet their loan obligations.

      At September 30, 2003, a substantial majority of our loan portfolio was comprised of loans to our small to medium-sized business customers. For the nine month period ended September 30, 2003, a significant portion of our total interest income was derived from small to medium-sized business customers. We expect that our future profitability will depend, to a significant extent, upon revenue we receive from small to medium-sized business customers, and their ability to continue to meet existing loan obligations. As a result, adverse economic conditions or other factors adversely affecting this market segment may have a greater adverse effect on us than on other financial institutions that have a more diversified customer base.

We may rely on Florida Bank, N.A. to fund our operations.

      We have no significant independent sources of revenue. From our inception to the present, our principal sources of funds have been capital received in our initial public offering, subsequent issuances of preferred stock and trust preferred securities and borrowings from our line of credit. In the future, we plan for cash dividends and other payments that we receive from Florida Bank, N.A. to serve as our principal source of funds to service indebtedness and to fund operations. The payment of dividends by our bank to us is subject to the prior approval of the OCC if the total of all dividends declared by the bank in any calendar year exceeds the sum of the bank’s net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. At September 30, 2003, the amount of dividends available for Florida Bank, N.A. to pay to us without OCC approval was $9.0 million. In addition, federal law also prohibits a national bank from paying dividends if it is, or such dividend payments would cause it to become, undercapitalized. Our success and profitability is solely dependent on the success and profitability of our bank.

We compete in an industry that continually experiences technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

      The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to improving the ability to serve customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to enhance our product and service offering. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

      The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect our computer systems and network infrastructure against damage from physical break-ins, security breaches and other disruptive problems. In particular, our systems may be susceptible to attacks, break-ins and viruses launched from the Internet. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and deter potential customers. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to protect customer transaction data. A failure of such security measures could have an adverse effect on our financial condition and results of operations.

Mortgage Division

Our wholesale residential mortgage banking division has a limited operating history and, as a result, the financial performance to date of this division may not be a reliable indicator of whether this business division will continue to be successful.

      We did not commence our wholesale residential mortgage banking operations until the fourth quarter of 2002. We have a very limited historical basis upon which to rely for gauging our business performance for this division under normalized operations. Also, the limited operating history of this division has coincided with a period of historically low interest rates, which has resulted in a significant volume of refinancing for residential mortgage loans. In periods of rising interest rates, demand for mortgage loans typically declines, which could cause a decrease in the income from our wholesale residential mortgage banking division. Accordingly, the financial performance of this division to date may not be representative of its long-term future performance or indicative of whether the mortgage division will continue to be successful.

      A substantial portion of our mortgage loan volume is related to refinancing activities. For the nine month period ended September 30, 2003, approximately 72% of our mortgage loan volume resulted from refinancing activities as compared to approximately 28% for purchase loans. For the year ended December 31, 2002, approximately 83% of our mortgage loan volume resulted from refinancing activities, as compared to approximately 17% for purchased loans. As interest rates begin to increase, the volume of refinancing will decrease substantially, resulting in a decrease in the overall volume of our mortgage bank segment and a reduction in earnings. There is no assurance that we can reduce expenses as the revenue associated with the lower volume of mortgage loans decreases, or that we can increase our volume of purchase loans to offset the loss of volume related to refinancing activities. Although a significant decrease in mortgage refinancing activity due to higher interest rates would reduce our earnings and could materially adversely affect the results of our mortgage operations, we believe this reduction will be partially offset by the benefits of improved margins resulting from higher rates on our core loan portfolio.

Adjustments for loans held for sale may adversely affect our profits.

      In our financial statements we must value, on a quarterly basis, loans that we originate and classify as held for sale to the lower of their cost or market value. Depending on market conditions, we may be required to make adjustments that adversely affect our results of operations. Loans held for sale totaled $68.3 million as of September 30, 2003. This amount will vary depending on loan production volume and our ability to sell or securitize our mortgage loans in the secondary market on a timely basis.

We may experience losses from the sale of our mortgage loans.

      The sale of mortgage loans may result in a loss to us. Losses may result primarily from several factors. We may originate or purchase a loan at a price (i.e., interest and discount) which may be higher or lower than we receive when the loan is sold in the secondary market. The borrower may default on the loan while we are holding it for sale resulting in the loan being sold at a greatly reduced price. The borrower may default on the loan shortly after the sale in the secondary market which would require us to repurchase the loan and sell it at a greatly reduced price. We may purchase a loan that has been fraudulently originated resulting in a total loss on the value of the loan. We may issue a commitment to a borrower at a certain interest rate and may commit to sell that same loan to an institutional investor for delivery at a future time for a stated price. If our borrower fails to close on the loan, we may have to a pay a fee or incur an expense for failure to deliver the loan as promised. All or any of these losses, if they were to occur on a large enough scale, could materially adversely affect our results of operations.

We have no contractual agreements with the brokers that originate a significant amount of our mortgage loans and the failure to maintain our relationships with these brokers could negatively affect our volume of loan originations.

      During the nine months ended September 30, 2003, brokers and correspondents accounted for substantially all of the mortgage loans originated and purchased by us. None of these brokers or correspondents is contractually obligated to do business with us. Further, our competitors also have relationships with these brokers and correspondents and actively compete with us in an effort to expand their broker and correspondent networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker and correspondent networks.

      We originated and purchased loans from a total of 304 brokers and correspondents in the nine months ended September 30, 2003. Approximately 18% of the loans we originated were provided to us by 5 of these brokers. Accordingly, if any of these principal brokers or correspondents ceased to do business with us, the volume of our loan originations and purchases, as well as our results of operations and financial condition, could be negatively affected.

Our mortgage business competes with many sources of mortgages that have substantially greater resources than us.

      Many sources of mortgages are available to potential borrowers today. These sources include consumer finance companies, mortgage banking companies, savings banks, commercial banks, credit unions, thrift institutions, credit card issuers and insurance companies. Many of these alternative sources are substantially larger and have considerably greater financial, technical and marketing resources than we do. Additionally, many financial services organizations against whom we compete for business have formed national loan origination networks or have purchased home equity lenders. We compete for mortgage loan business in several ways, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of loan, loan origination fees and interest rates. If any of these competitors significantly expand their activities successfully in our target markets or if we fail to compete effectively with existing competition, our business could be materially adversely affected.

Risks Related to Our Industry

      Although we do not believe that the following risks related to the banking industry affect us more than any other similarly situated banking institution, we none the less believe that investors in our securities should be generally aware of these risks.

We are subject to significant government regulation.

      We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve System, or Federal Reserve, the Office of the Comptroller of the Currency, or OCC, and the Federal Deposit Insurance Corporation, or FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of our operations. Bank regulatory agencies possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. In addition, future legislation and government policy, including with respect to bank deregulation and interstate expansion, could adversely affect the banking industry as a whole, including our results of operations. For example, new legislation or regulation may limit the manner in which we may conduct our business, including our ability to offer new products, obtain financings, attract deposits, make loans and achieve satisfactory interest spreads.

Our business faces unpredictable economic conditions.

      General economic conditions impact the banking industry. The credit quality of our loan portfolio necessarily reflects, among other things, the general economic conditions in the areas in which we conduct our business. Our continued financial success depends in part on factors beyond our control, including:

•	national and local economic conditions;

•	the supply and demand for investable funds;

•	interest rates; and

•	federal, state and local laws affecting these matters.

      Substantial deterioration in any of the foregoing conditions could have a material adverse effect on our financial condition and results of operations. Our bank’s customer base is primarily commercial in nature, and our bank does not have a significant branch network or retail deposit base. In periods of economic downturn, business and commercial deposits may tend to be more volatile than traditional retail consumer deposits and, therefore, during these periods our financial condition and results of operations could be adversely affected to a greater degree than those competitors that have a larger retail customer base.

FORWARD-LOOKING STATEMENTS

      We and our representatives may from time to time make written or oral statements that are “forward-looking” and provide other than historical information, including statements contained in this prospectus, our other filings with the Securities and Exchange Commission or in communications to our shareholders. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

      In some cases, we have identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expects,” “should,” “could,” “may,” “will continue to,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. These forward-looking statements are based on our management’s current views and assumptions regarding future events, future business conditions and the outlook for us based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

      In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified in the “Risk Factors” section above important factors that could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

USE OF PROCEEDS

      Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus may be used for the repayment of debt, capital expenditures, working capital needs, the acquisition of businesses and other general corporate purposes. Pending such uses, we anticipate that we will invest the net proceeds in interest-bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Nine Months
	Fiscal Year Ended					Ended

	December 31,	December 31,	December 31,	December 31,	December 31,	September 30,
	1998	1999	2000	2001	2002	2003

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	1.08x	1.14x	1.39x

(1)	Our earnings were insufficient to cover fixed charges for the fiscal years ended December 31, 1998, 1999 and 2000.

      These computations include Florida Banks, Inc. and its consolidated subsidiaries. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of the sum of income before taxes plus fixed charges. “Fixed Charges” consist of the sum of interest expense, preference security dividends and the portion of rent expense deemed to represent interest. As of the date of this prospectus, we have 50,000 shares of Series C Preferred Stock outstanding.

THE SECURITIES

      We may from time to time offer under this prospectus, separately or together:

•	shares of common stock;

•	shares of preferred stock;

•	unsecured senior or subordinated debt securities; and

•	warrants to purchase (i) shares of common stock or (ii) debt securities.

The aggregate offering price of the offered securities will not exceed $30,000,000.

DESCRIPTION OF CAPITAL STOCK

General

      We are authorized to issue 30,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share, of which 50,000 shares of preferred stock have been designated as the Series C preferred stock. As of January 29, 2004, 6,864,913 shares of common stock and 50,000 shares of Series C preferred stock, $100 par value per share, were issued and outstanding, held by approximately 240 shareholders and 1 shareholder of record, respectively.

      We may offer our common stock and new series of our preferred stock as well as common stock issuable upon conversion of debt securities and the exercise of warrants. We will describe in a prospectus supplement the specific terms of any common stock or preferred stock we may offer pursuant to this prospectus. If so indicated in a prospectus supplement, the terms of such common stock or preferred stock may differ from the terms described below.

      The following summary of the common stock and preferred stock is qualified in its entirety by reference to our articles of incorporation, our bylaws, and the Florida Business Corporation Act, as amended.

Common Stock

      Subject to such preferential rights as may be granted by our board of directors in connection with any issuances of preferred stock, holders of shares of common stock are entitled to receive such dividends as may be declared by our board of directors in its discretion from funds legally available therefor. At this time, the board of directors intends to retain all earnings to support anticipated growth in our current operations and the bank and to finance future expansion. Additional restrictions on the payment of cash dividends may be imposed in connection with future issuances of preferred stock and indebtedness by us. Further declarations and payments of cash dividends, if any, will also be determined in light of then-current conditions, including our earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by our board of directors. Upon our liquidation, dissolution or winding up, after payment of creditors, our remaining net assets will be distributed pro rata to the holders of common stock, subject to any liquidation preference of the holders of preferred stock. See “— Preferred Stock.” No preemptive rights, conversion rights, or redemption or sinking fund provisions exist with respect to the shares of common stock. All of the outstanding shares of common stock are, and the shares to be outstanding upon completion of the offering will be, duly and validly authorized and issued, fully paid and nonassessable.

      Holders of common stock are entitled to one vote per share of common stock held of record on all such matters submitted to a vote of the shareholders. Holders of common stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of common stock will not be able to elect any persons to our board of directors.

Preferred Stock

      Under our amended and restated articles of incorporation, we may issue up to 1,000,000 shares of preferred stock. As of January 29, 2004, 50,000 shares of our Series C preferred stock were outstanding. No other shares of preferred stock or options to purchase preferred stock are outstanding. Our board of directors has the authority, without further action by our shareholders, to issue up to the maximum authorized number of shares of preferred stock in one or more series. Our board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The rights, preferences, privileges and restrictions of each series will be fixed by the articles of amendment to our articles of incorporation relating to that series. Any or all of the rights of our preferred stock may be greater than the rights of our common stock.

      The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Florida Banks without further action by our shareholders. The issuance of our preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of our common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock. Management believes that the availability of preferred stock provides us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

      Whenever preferred stock is to be sold pursuant to this prospectus, we will file a prospectus supplement relating to that sale which will specify:

•	the number of shares in the series of preferred stock;

•	the designation for the series of preferred stock by number, letter or title that shall distinguish the series from any other series of preferred stock;

•	the dividend rate, if any, and whether dividends on that series of preferred stock will be cumulative, non-cumulative or partially cumulative;

•	the voting rights of that series of preferred stock, if any;

•	any conversion provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the liquidation preference per share of that series of preferred stock, if any;

•	the listing of the preferred stock on any securities exchange;

•	a discussion of federal income tax considerations applicable to a series of preferred stock;

•	the relative ranking and preferences of that series of preferred stock as to dividend rights, and rights upon liquidation, dissolution or winding up of our affairs;

•	any limitations on issuance of any series of preferred stock ranking senior to or on parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•	the applicable registrar and transfer agent for that series of preferred stock; and

•	the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

      On December 31, 2002, we issued 50,000 shares of Series C preferred stock for $100.00 per share to a single shareholder through a private placement. Shares of our Series C preferred stock are non-convertible. Non-cumulative cash dividends accrue at five percent annually and are payable quarterly in arrears.

Warrants

      Warrants to purchase 80,800 shares of our common stock were granted to certain foreign investors in February 1998. As of January 29, 2004, warrants to purchase 68,000 shares of our common stock remained outstanding. The exercise price for such warrants is $10.00 per share and the warrants will be exercisable until July 30, 2005. The shares underlying the warrants will be “restricted securities” and no registration rights were granted in connection with the issuance of such warrants.

Registration Rights

      None of our outstanding common stock or preferred stock is subject to registration rights. If our Series C preferred stock is exchanged for our Series D preferred stock (which is permitted under the terms of the Series C preferred stock), the holders of Series D preferred stock will have registration rights for the 500,000 shares of our common stock issuable upon conversion of the Series D preferred stock. Under the terms of the Series D preferred stock we will be obligated to register these 500,000 shares of common stock.

Anti-Takeover Effects of Our Articles of Incorporation, Bylaws and Florida Law

      Certain provisions of our articles of incorporation, our bylaws and Florida law summarized below may be deemed to have an anti-takeover effect and may discourage, delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares held by our shareholders.

Our Articles of Incorporation and Bylaws

      Our articles of incorporation contain provisions requiring supermajority shareholder approval to effect certain extraordinary corporate transactions that are not approved by three-quarters of our board of directors. Our articles of incorporation require, in addition to any other approval or consent required under Florida law, the affirmative vote or consent of the holders of at least two-thirds of the shares of each class of stock entitled to vote in elections of directors to approve the following “Covered Transactions”:

•	any merger or consolidation of us or any of our subsidiaries with or into any interested person, regardless of the identity of the surviving corporation,

•	the sale, lease or other disposition of all or any substantial part (assets having an aggregate fair market value of twenty-five percent (25%) of our total assets) of our assets or any of our subsidiaries to any interested person for cash, real or personal property, including securities, or any combination thereof,

•	issuance or delivery of our voting securities or the voting securities of our subsidiaries to any interested person in consideration for or in exchange of any securities or other property (including cash), or

•	our liquidation.

      An “interested person” includes any person who, (1) as of the record date for the determination of shareholders entitled to notice of any Covered Transaction and to vote thereon or consent thereto, as of the date of such vote or consent, or immediately before consummation of any Covered Transaction owns beneficially five percent or more of our voting stock entitled to vote in elections of directors and (2) is a party to the transaction. If three-fourths (75%) of our entire board of directors has approved the Covered Transaction, only the affirmative vote of a majority of each class of stock entitled to vote in elections of directors is required to approve a Covered Transaction. In addition, our articles of incorporation require, in addition to any approval or consent required under Florida law, any other provision in the articles of incorporation or otherwise, the separate approval by the holders of a majority of the shares of each class of our stock entitled to vote in elections of directors which are not beneficially owned, directly or indirectly, by an Interested Person, of any Covered Transaction other than our liquidation, if an interested person is a party to such transaction; provided, that such approval is not required if:

•	the consideration to be received by the holders of our stock meets certain minimal levels determined by a formula set forth in the articles of incorporation (generally the highest price paid by the interested person for any shares which he has acquired),

•	there has been no reduction in the average dividend rate from that which was obtained prior to the time the interested person became an interested person, and

•	the consideration to be received by shareholders who are not interested persons shall be paid in cash or in the same form as the interested person previously paid for shares of such class of stock.

      These provisions of our articles of incorporation, as well as the article establishing a classified board of directors, may be amended, altered, or repealed only by the affirmative vote or consent of the holders of at least 75% of the shares entitled to vote in elections of directors. The effect of these provisions is to make it more difficult for a person, entity or group to effect a change in our control through the acquisition of a large block of our voting stock.

Provisions of Florida Law

      We are subject to several anti-takeover provisions under Florida law that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have elected to opt-out of provisions of the Florida Business Corporation Act (FBCA) concerning affiliated transactions but have elected to remain subject to the provisions of the FBCA concerning control share acquisitions.

      Section 607.0902 of the FBCA prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless the board of directors approves the control share acquisition or the holders of a majority of the corporation’s voting shares approve the granting of voting rights to the acquiring party. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power:

•	1/5 or more but less than 1/3,

•	1/3 or more but less than a majority, or

•	a majority or more.

      There are some exceptions to the “control share acquisition” rules. In addition, our articles of incorporation expressly authorize us to redeem control shares acquired in a control share acquisition at the fair market value of the shares to the fullest extend permitted by the statute. The purpose of the control share acquisition provisions of the FBCA is to protect shareowners of Florida corporations by providing them with an opportunity to decide whether a change in corporate control is desirable. This statute effectively places our shareowners on equal ground with a potential acquiror by nullifying the voting power of “control shares” acquired by those who may seek to acquire us without first approaching the board of directors. The application of these rules to us by virtue of the FBCA has the effect of limiting the voting power of any of shareowner, even those that are not intent on soliciting a change in control of us without first conferring with management, upon such shareowner’s acquisition of a threshold amount of our voting stock.

Indemnification

      Our articles of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by law. In addition, as permitted by the FBCA, our articles of incorporation and bylaws provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for breach of duty of care or other duty as a director if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This provision, however, shall not eliminate or limit the liability of a director (i) for a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) for any transaction from which the director derived an improper personal benefit, (iii) for unlawful distributions our shareholders in violation of Section 607.06401 of the FBCA, or (iv) for willful misconduct or a conscious disregard for our best interests in a proceeding by or in our right to procure judgment in our favor or in a proceeding by or in the right of a shareholder. This provision of our articles of incorporation will limit the remedies available to a shareholder who is dissatisfied with a decision of our board of directors protected by this provision, and such shareholder’s only remedy in that circumstance may be to bring a suit to prevent the action of our board of directors. In many situations, this remedy may not be effective, including instances when shareholders are not aware of a transaction or an event prior to action of our board of directors in respect of such transaction or event.

Transfer Agent and Registrar

      SunTrust Bank, Atlanta serves as the Transfer Agent and Registrar for our common stock.

Listing

      Our common stock is listed on the Nasdaq National Market under the trading symbol “FLBK.”

DESCRIPTION OF DEBT SECURITIES

      This section outlines some of the indentures and the debt securities we may offer. This information may not be complete in all respects and is qualified entirely by reference to the indentures under which the debt securities are issued. These indentures are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This information relates to certain terms and conditions that generally apply to the debt securities. The specific terms of any series of debt securities will be described in a prospectus supplement. If so described in a prospectus supplement, the terms of that series may differ from the general description of the terms presented below.

      The senior debt securities are to be issued in one or more series under an indenture, as supplemented or amended from time to time between us and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to senior debt securities as the senior indenture and we will refer to the trustee under that indenture as the senior trustee. The subordinated debt securities are to be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to subordinated debt securities as the subordinated indenture and we will refer to the trustee under that indenture as the subordinated trustee. Whenever we refer to particular defined terms of the indentures in this section or in a prospectus supplement, we are incorporating these definitions into this prospectus or the prospectus supplement.

General

      The debt securities will be issuable in one or more series pursuant to the applicable indenture, a supplemental indenture relating to such series of debt securities or a resolution of our board of directors or a committee of our board of directors. Unless otherwise specified in a prospectus supplement, each series of senior debt securities will rank equally in right of payment with all of our other senior obligations. Each series of subordinated debt securities will be subordinated and junior in right of payment to the extent and in the manner set forth in the subordinated indenture and any supplemental indenture relation to that debt. In addition, such subordinated debt securities may rank equal or senior in right of payment to other subordinated indebtedness which may have been issued or will be issued in the future. Except as otherwise provided in a prospectus supplement, the indentures will not limit our incurrence or issuance of other secured or unsecured debt, whether under the indentures, any other indenture that we may enter into in the future or otherwise. For more information, you should read the prospectus supplement relating to a particular offering of securities.

      The applicable prospectus supplement or prospectus supplements will describe the following terms of each series of debt securities:

•	the title of the debt securities and whether such series constitutes senior debt securities or subordinated debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	the percentage of principal amount of which the debt securities will be issued;

•	the date or dates on which the principal of the debt securities is payable or the method of that determination or the right, if any, of Florida Banks to defer payment of principal;

•	the rate or rates, if any, at which the debt securities will bear interest (including reset rates, if any, and the method by which any such rate will be determined), the interest payment dates on which interest will be payable and the right, if any, of Florida Banks to defer any interest payment;

•	the place or places where, subject to the terms of the indenture as described below under the caption “Payment and Paying Agents,” the principal of and premium, if any, and interest, if any, on the debt securities will be payable and where, subject to the terms of the indenture as described below under the caption “Denominations, Registration and Transfer,” we will maintain an office or agency where debt securities may be presented for registration of transfer or exchange and the place or places where notices and demands to or upon us in respect of the debt securities and the indenture may be made;

•	any period or periods within, or date or dates on which, the price or prices at which and the terms and conditions upon which debt securities may be redeemed, in whole or in part, at our option pursuant to any sinking fund or otherwise;

•	the obligation, if any, of Florida Banks to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the period or periods within which, the price or prices at which, the currency or currencies including currency unit or units, in which and the other terms and conditions upon which the debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	the denominations in which any debt securities will be issuable if other than denominations of $1,000 and any integral multiple thereof;

•	if other than in United States dollars, the currency or currencies, including currency unit or units, in which the principal of, and premium, if any, and interest, if any, on the debt securities will be payable, or in which the debt securities shall be denominated;

•	any additions, modifications, or deletions in the events of default or covenants of Florida Banks specified in the indenture with respect to the debt securities;

•	if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration of the maturity thereof;

•	any additions or changes to the indenture with respect to a series of debt securities that will be necessary to permit or facilitate the issuance of the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•	any index or indices used to determine the amount of payments of principal of and premium, if any, on the debt securities and the manner in which such amounts will be determined;

•	subject to the terms of the indenture as described below under the caption “Global Debt Securities,” whether the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, in such case, the depositary for the global securities;

•	the appointment of any trustee, registrar, paying agent, or agents;

•	the terms and conditions of any obligation or right of a holder to convert or exchange debt securities into preferred securities or other securities;

•	whether the defeasance and covenant defeasance provisions described under the caption “Satisfaction and Discharge; Defeasance” will be inapplicable or modified;

•	any applicable subordination provisions in addition to those set forth herein with respect to subordinated debt securities; and

•	any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

      We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. We will describe material United States federal income tax consequences and special considerations applicable to those debt securities in the applicable prospectus supplement.

      If the purchase price of any of the debt securities is payable in one or more foreign currencies or currency units or if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any debt securities is payable in one or more foreign currencies or currency units, we will set forth the restrictions, elections, material United States federal income tax considerations, specific terms, and other information with respect to such issue of debt securities and such foreign currency or currency units in the applicable prospectus supplement.

      If any index is used to determine the amount of payments of principal, premium, if any, or interest on any series of debt securities, we will describe the material United States federal income tax, accounting, and other considerations applicable thereto in the applicable prospectus supplement.

Denominations, Registration and Transfer

      Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issuable only in registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. Debt securities of any series will be exchangeable for other debt securities of the same issue and series, of any authorized denominations of a like aggregate principal amount, the same original issue date, stated maturity and bearing the same interest rate.

      Holders may present each series of debt securities for exchange as provided above, and for registration of transfer, with the form of transfer endorsed thereon, or with a satisfactory written instrument of transfer, duly executed, at the office of the appropriate securities registrar or at the office of any transfer agent designated by us for such purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the indenture. We will appoint the trustee of each series of debt securities as securities registrar for such series under the indenture. If the applicable prospectus supplement refers to any transfer agents, in addition to the securities registrar initially designated by us with respect to any series, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, provided that we maintain a transfer agent in each place of payment for the series. We may at any time designate additional transfer agents with respect to any series of debt securities.

      In the event of any redemption, neither we nor the trustee will be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day of mailing of a notice for redemption of debt securities of that series, and ending at the close of business on the day of mailing of the relevant notice of redemption; or

•	transfer or exchange any debt securities so selected for redemption, except, in the case of any debt securities being redeemed in part, any portion not being redeemed.

Global Debt Securities

      Unless otherwise specified in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that we will deposit with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. Global debt securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities represented by it, a global debt security may not be transferred except as a whole by the depositary for the global debt security to a nominee of the depositary, or by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee to a successor depositary or any nominee of the successor.

      The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to the series. We anticipate that the following provisions will generally apply to depositary arrangements.

      Upon the issuance of a global debt security, and the deposit of the global debt security with or on behalf of the applicable depositary, the depositary for the global debt security, or its nominee, will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by the global debt security to the accounts of persons, more commonly known as participants, that have accounts with the depositary. These accounts will be designated by the dealers, underwriters or agents with respect to the debt securities or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global debt security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global debt security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons who hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global debt security.

      So long as the depositary for a global debt security, or its nominee, is the registered owner of the global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global debt security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global debt security will not be entitled to have any of the individual debt securities of the series represented by the global debt security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of the series in definitive form, and will not be considered the owners or holders of them under the indenture.

      Payments of principal, and premium, if any, and interest on individual debt securities represented by a global debt security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global debt security representing the debt securities. None of Florida Banks, the trustee, any paying agent or the securities registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the global debt security for the debt securities or for maintaining, supervising, or reviewing any records relating to those beneficial ownership interests.

      We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium, or interest in respect of a permanent global debt security representing any of the debt securities, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global debt security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global debt security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of these participants.

      Unless otherwise specified in the applicable prospectus supplement, if the depositary for a series of debt securities is at any time unwilling, unable, or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue individual debt securities of the series in exchange for the global debt security representing the series of debt securities. In addition, unless otherwise specified in the applicable prospectus supplement, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of the series represented by one or more global debt securities and, in such event, will issue individual debt securities of the series in exchange for such global debt securities. Further, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global debt security representing debt securities of the series may, on terms acceptable to us, the trustee and the depositary for the global debt security, receive individual debt securities of the series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to the debt securities. In any such instance, an owner of a beneficial interest in a global debt security will be entitled to physical delivery of individual debt securities of the series represented by the global debt security equal in principal amount to its beneficial interest and to have the debt securities registered in its name. Individual debt securities of the series so issued will be issued in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof. The applicable prospectus supplement may specify other circumstances under which individual debt securities may be issued in exchange for the global debt security representing any debt securities.

Payment and Paying Agents

      Unless otherwise indicated in the applicable prospectus supplement, payment of principal of, and premium, if any, and any interest on debt securities will be made at the office of the trustee or at the office of such paying agent or paying agents as we may designate from time to time in the applicable prospectus supplement, except that at our option, payment of any interest may be made:

•	except in the case of global debt securities, by check mailed to the address of the person or entity entitled thereto as such address shall appear in the securities register; or

•	by transfer to an account maintained by the person or entity entitled thereto as specified in the securities register, provided that proper transfer instructions have been received by the regular record date.

      Unless otherwise indicated in the applicable prospectus supplement, we will make payment of any interest on debt securities to the person or entity in whose name the debt security is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest. We may at any time designate additional payment agents or rescind the designation of any paying agent; however, we will at all times be required to maintain a paying agent in each place of payment for each series of debt securities.

      Any moneys deposited with the trustee or any paying agent, or held by us in trust, for the payment of the principal of, and premium, if any, or interest on any debt security and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable will, at our request, be repaid to us or released from such trust, as applicable, and the holder of the debt security will thereafter look, as a general unsecured creditor, only to us for payment.

Option to Defer Interest Payments or to Pay-In-Kind

      If provided in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to defer the payment of interest for such number of consecutive interest payment periods as may be specified in the applicable prospectus supplement, subject to the terms, conditions, and covenants, if any, specified in such prospectus supplement, provided that an extension period may not extend beyond the stated maturity of the final installment of principal of the series of debt securities. If provided in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to make payments of interest by delivering additional debt securities of the same series. Certain material United States federal income tax consequences and special considerations applicable to the debt securities will be described in the applicable prospectus supplement.

Subordination

      Except as set forth in the applicable prospectus supplement, the subordinated indenture will provide that the subordinated debt securities will be subordinated and junior in right of payment to all senior indebtedness of Florida Banks. The term “senior indebtedness” will be defined in the applicable prospectus supplement. If:

•	we default in the payment of any principal, or premium, if any, or interest on any senior indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise; or

•	an event of default occurs with respect to any senior indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default, requesting that payments on subordinated debt securities cease, is given to us by the holders of senior indebtedness;

then unless and until the default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment, in cash, property, or securities, by set-off or otherwise, will be made or agreed to be made on account of the subordinated debt securities or interest thereon or in respect of any repayment, redemption, retirement, purchase, or other acquisition of subordinated debt securities.

      Except as set forth in the applicable prospectus supplement, the subordinated indenture will provide that in the event of:

•	any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition, or other similar proceeding relating to us, our creditors or our property;

•	any proceeding for the liquidation, dissolution, or other winding-up of Florida Banks, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

•	any assignment by us for the benefit of creditors; or

•	any other marshaling of the assets of us;

all present and future senior indebtedness, including, without limitation, interest accruing after the commencement of the proceeding, assignment or marshaling of assets, will first be paid in full before any payment or distribution, whether in cash, securities or other property, will be made by us on account of subordinated debt securities. In that event, any payment or distribution, whether in cash, securities or other property, other than securities of Florida Banks or any other corporation provided for by a plan of reorganization or a readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the indenture, to the payment of all senior indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment and other than payments made from any trust described below under the caption “Satisfaction and Discharge; Defeasance,” which would otherwise, but for the subordination provisions, be payable or deliverable in respect of subordinated debt securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of Florida Banks being subordinated to the payment of subordinated debt securities, will be paid or delivered directly to the holders of senior indebtedness or to their representative or trustee, in accordance with the priorities then existing among such holders, until all senior indebtedness shall have been paid in full. No present or future holder of any senior indebtedness will be prejudiced in the right to enforce subordination of the indebtedness evidenced by subordinated debt securities by any act or failure to act on our part.

Modification of Indentures

      From time to time, we and the trustees may modify the indentures without the consent of any holders of any series of debt securities with respect to some matters, including, but not limited to:

•	to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the indenture;

•	to qualify, or maintain the qualification of, the indentures under the Trust Indenture Act of 1939, as amended; and/or

•	to make any change that does not materially adversely affect the interests of any holder of such series of debt securities.

      In addition, under the indentures, we and the trustees may modify some of our rights, covenants, and obligations and the rights of holders of any series of debt securities with the written consent of the holders of at least a majority in aggregate principal amount of the series of outstanding debt securities; but no extension of the maturity of any series of debt securities, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption, or repurchase provisions in a manner adverse to any holder of the series of debt securities, other modification in the terms of payment of the principal of, or interest on, the series of debt securities, or reduction of the percentage required for modification, will be effective against any holder of the series of outstanding debt securities without the holder’s consent.

      We and the trustees may execute, without the consent of any holder of the debt securities, any supplemental indenture for the purpose of creating any new series of debt securities.

Events of Default

      The indentures will provide that any one or more of the following described events with respect to a series of debt securities that has occurred and is continuing constitutes an “event of default” with respect to that series of debt securities:

•	failure for 60 days to pay any interest or any sinking fund payment on the series of debt securities when due (subject to the deferral of any due date in the case of an extension period);

•	failure to pay any principal or premium, if any, on the series of the debt securities when due, whether at maturity, upon redemption, by declaration or otherwise;

•	failure to observe or perform in any material respect certain other covenants contained in the indenture for 90 days after written notice has been given to us from the trustee or the holders of at least 25% in the principal amount of the series of outstanding debt securities;

•	default resulting in acceleration of other indebtedness of Florida Banks for borrowed money, where the aggregate principal amount so accelerated exceeds $25 million and the acceleration is not rescinded or annulled within 60 days after the written notice thereof to us by the trustee or to us and the trustee by the holders of 25% in aggregate principal amount of the debt securities of the series then outstanding, provided that the event of default will be remedied, cured, or waived if the default that resulted in the acceleration of such other indebtedness is remedied, cured, or waived; or

•	certain events in bankruptcy, insolvency, or reorganization of Florida Banks.

      The holders of not less than a majority in outstanding principal amount of the series of debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee of the series. The trustee or the holders of not less than 25% in aggregate outstanding principal amount of the series may declare the principal due and payable immediately upon an event of default. The holders of a majority in aggregate outstanding principal amount of the series may annul the declaration and waive the default if the default (other than the non-payment of the principal of the series which has become due solely by the acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee of the series.

      The holders of a majority in outstanding principal amount of a series of debt securities affected thereby may, on behalf of all the holders of the series of debt securities, waive any past default, except a default in the payment of principal or interest, unless the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee of the series, or a default in respect of a covenant or provision which under the related indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of the series. We are required to file annually with the trustees a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to it under the indentures.

      In case an event of default shall occur and be continuing as to a series of debt securities, the trustee of the series will have the right to declare the principal of and the interest on the debt securities, and any other amounts payable under the indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the debt securities.

      No holder of any debt securities will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless the holder shall have previously given to the trustee written notice of a continuing event of default, the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series shall have made written request and offered reasonable indemnity to the trustee of the series to institute the proceeding as a trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the class a direction inconsistent with the request and shall have failed to institute the proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal or interest on the debt security on or after the respective due dates expressed in the debt security.

Consolidation, Merger, Sale of Assets, and Other Transactions

      Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that we will not consolidate with or merge into any other person or entity or sell, assign, convey, transfer, or lease its properties and assets substantially as an entity to any person or entity unless;

•	either we are the continuing corporation, or any successor or purchaser is a corporation, partnership, or trust or other entity organized under the laws of the United States of America, any state thereof or the District of Columbia, and the successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture; and

•	immediately before and after giving effect thereto, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

      Unless otherwise indicated in the applicable prospectus supplement, the general provisions of the indentures do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the debt securities.

Satisfaction and Discharge; Defeasance

      Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that when, among other things, all debt securities not previously delivered to the trustee for cancellation:

•	have become due and payable; or

•	will become due and payable at their stated maturity within one year, and we deposit or cause to be deposited with the trustee, as trust funds in trust for the purpose, an amount in the currently or currencies in which the debt securities are payable sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellations, for the principal of, and premium, if any, and interest to the date of the deposit or to the stated maturity, as the case may be;

then the indentures will cease to be of further effect (except as to our obligations to pay all other sums due pursuant to the indentures and to provide the officers’ certificates and opinions of counsel described therein), and we will be deemed to have satisfied and discharged the indentures.

      Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that we may either:

•	to terminate, and be deemed to have satisfied, all our obligations with respect to any series of debt securities, except for the obligations to register the transfer or exchange of such debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities, and to compensate and indemnify the trustee (“defeasance”); or

•	to be released from our obligations with respect to certain covenants (“covenant defeasance”) upon the deposit with the trustee, in trust for such purpose, of money and/or United States Government Obligations, as defined in the indenture, which through the payment of principal and interest in accordance with the term used will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of, interest on, and any other amounts payable in respect of the outstanding debt securities of the series.

      Such a trust may be established only if, among other things, we have delivered to the trustee an opinion of counsel (as specified in the indenture) with regard to certain matters, including an opinion to the effect that the holders of the debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and discharge, and will be subject to United States federal income tax on the same amounts, and in the same manner, and at the same times as would have been the case if the deposit and defeasance or covenant defeasance, as the case may be, had not occurred.

Redemption

      Unless otherwise indicated in the applicable prospectus supplement, the debt securities will not be subject to any sinking fund requirements.

      Unless otherwise indicated in the applicable prospectus supplement, we may, at our option, redeem the debt securities of any series in whole at any time or in part from time to time, at the redemption price set forth in the applicable prospectus supplement plus accrued and unpaid interest to the date fixed for redemption, and debt securities in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000. If the debt securities of any series are so redeemable only on or after a specified date or upon the satisfaction of additional conditions, the applicable prospectus supplement will specify the date or describe the conditions.

      We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of debt securities to be redeemed at the holder’s registered address. Unless we default in the payment of the redemption price on and after the redemption date, interest shall cease to accrue on the debt securities or portions thereof called for redemption.

Conversion or Exchange

      If and to the extent indicated in the applicable prospectus supplement, the debt securities of any series may be convertible or exchangeable into other securities. The specific terms on which debt securities of any series may be so converted or exchanged will be set forth in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at our option, in which case the number of shares of other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the applicable prospectus supplement.

Certain Covenants

      The indentures will contain certain covenants regarding, among other matters, corporate existence, payment of taxes and reports to holders of debt securities. If and to the extent indicated in the applicable prospectus supplement, these covenants may be removed or additional covenants added with respect to any series of debt securities.

Governing Law

      Unless otherwise indicated in the applicable prospectus supplement, the indentures and the debt securities will be governed by and construed in accordance with the laws of the state of New York.

Information Concerning the Trustees

      Each trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939, as amended. Subject to these provisions, each trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of the debt securities, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby. Each trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

DESCRIPTION OF WARRANTS

      This section outlines some of the provisions applicable to each warrant agreement, warrant, and warrant certificate. This information may not be complete in all respects and is qualified entirely by reference to the warrant agreement with respect to the warrants of any particular series. The specific terms of any series of warrants will be described in a prospectus supplement. If so described in a prospectus supplement, the terms of that series of warrants may differ from the general description of terms presented below.

      Warrants to purchase 80,800 shares of our common stock were granted to certain foreign investors in February 1998. As of November 28, 2003, warrants to purchase 68,000 shares of our common stock remained outstanding. The exercise price for such warrants is $10.00 per share and the warrants will be exercisable until July 30, 2005. The shares underlying the warrants will be “restricted securities” and no registration rights were granted in connection with the issuance of such warrants.

      We may issue warrants for the purchase of our debt securities or common stock. Warrants may be issued independently or together with debt securities or common stock and may be attached to or separate from those securities.

Warrant Agreements

      Each series of warrants will be evidenced by certificates issued under a separate warrant agreement to be entered into between Florida Banks and a bank that we select as warrant agent with respect to such series. The warrant agent will have its principal office in the United States and have a combined capital and surplus of at least $50 million.

Issuance in Series

      The applicable prospectus supplement relating to a series of warrants will mention the name and address of the warrant agent. The prospectus supplement will describe the terms of the series of warrants in respect of which this prospectus is being delivered, including, but not limited to:

•	the offering price;

•	the currency for which the warrants may be purchased;

•	the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security or each principal amount of security;

•	the date, if any, on and after which warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities that can be purchased upon exercise, and the exercise price for purchasing those debt securities;

•	in the case of warrants to purchase common stock, the number of shares of common stock as the cases may be, that can be purchased upon the exercise, and the price for purchasing those shares;

•	the dates on which the right to exercise the warrants will commence and expire;

•	material United States federal income tax consequences of holding or exercising those warrants;

•	the terms of the securities issuable upon exercise of those warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

      Warrant certificates may be exchanged for new warrant certificates of different denominations, may be presented for transfer registration, and may be exercised at the warrant agent’s corporate trust office or any other office indicated in the prospectus supplement. If the warrants are not separately transferable from the securities with which they were issued, this exchange may take place only if the certificates representing the related securities are also exchanged. Prior to warrant exercise, warrant holders will not have any rights as holders of the underlying securities, including the right to receive any principal, premium, interest, dividends, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Exercise of Warrants

      Each warrant will entitle the holder to purchase the securities specified in the prospectus supplement at the exercise price mentioned in, or calculated as described in, the prospectus supplement. Unless otherwise specified in the prospectus supplement, warrants may be exercised at any time up to 5:00 p.m., Eastern time, on the expiration date mentioned in that prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Warrants may be exercised by delivery of the warrant certificate representing the warrants to be exercised, or in the case of global securities, by delivery of an exercise notice for those warrants, together with certain information, and payment to the warrant agent in immediately available funds, as provided in the prospectus supplement, of the required purchase amount. The information required to be delivered will be on the reverse side of the warrant certificate and in the prospectus supplement. Upon receipt of payment and the warrant certificate or exercise notice properly executed at the office indicated in the prospectus supplement, we will, in the time period the relevant warrant agreement provides, issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by such warrant certificates are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

      If mentioned in the prospectus supplement, securities may be surrendered as all or part of the exercise price for warrants.

Anti-dilution Provisions

      In the case of warrants to purchase our common stock, the exercise price payable and the number of shares of our common stock purchasable upon warrant exercise may be adjusted in certain events, including, but not limited to:

•	the issuance of a stock dividend to common shareholders or a combination, subdivision or reclassification of our common stock;

•	the issuance of rights, warrants or options to all common and preferred shareholders entitling them to purchase our common stock for an aggregate consideration per share less than the current market price per share of our common stock;

•	any distribution to our common shareholders of evidences of our indebtedness of assets, excluding cash dividends, or distributions referred to above; and

•	any other events mentioned in the prospectus supplement.

      No adjustment in the number of shares purchasable upon warrant exercise will be required until cumulative adjustments require an adjustment of at least 1% of such number. No fractional shares will be issued upon warrant exercise, but we will pay the cash value of any fractional shares otherwise issuable.

Modification

      We and any warrant agent may amend any warrant agreement and the terms of the related warrants by executing a supplemental warrant agreement, without any such warrant holders’ consent, for the purpose of:

•	curing any ambiguity, any defective or inconsistent provision contained in the warrant agreement, or making any other corrections to the warrant agreement that are not inconsistent with the provisions of the warrant certificates;

•	evidencing the succession of another corporation to us and its assumption of our covenants contained in the warrant agreement and the warrants;

•	appointing a successor depository, if the warrants are issued in the form of global securities;

•	evidencing a successor warrant agent’s acceptance of appointment with respect to the warrants;

•	adding to our covenants for the warrant holders’ benefit or surrendering any right or power we have under the warrant agreement;

•	issuing warrants in definitive form, if such warrants are initially issued in the form of global securities; or

•	amending the warrant agreement and the warrants as we deem necessary or desirable and that will not adversely affect the warrant holders’ interests in any material respect.

      We and the warrant agent may also amend any warrant agreement and the related warrants by a supplemental agreement with the consent of the holders of a majority of the unexercised warrants affected by such amendment, for the purpose of adding, modifying or eliminating any of the warrant agreement’s provisions or of modifying the warrant holders’ rights. However, no such amendment that:

•	reduces the number or amount of securities receivable upon warrant exercise;

•	shortens the time period during which the warrants may be exercised;

•	otherwise adversely affects the exercise rights of warrant holders in any material respect; or

•	reduces the number of unexercised warrants the consent of holders of which is required for amending the warrant agreement or the related warrants;

may be made without the consent of each holder affected by that amendment.

Consolidation, Merger, and Sale of Assets

      Unless otherwise indicated in the applicable prospectus supplement, the warrant agreement will provide that we will not consolidate with or merge into any other person or entity or sell, assign, convey, transfer, or lease its properties and assets substantially as an entity to any person or entity unless:

•	either we are the continuing corporation, or any successor or purchaser is a corporation, partnership, or trust or other entity organized under the laws of the United States of America, any state thereof or the District of Columbia, and the successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture; and

•	immediately before and after giving effect thereto, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

Enforceability of Rights by Holders of Warrants

      Each warrant agent will act solely as our agent under the relevant warrant agreement and will not assume any obligation or relationship of agency or trust for any warrant holder. A single bank or trust company may act as a warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case we default in performing our obligations under the relevant warrant agreement or warrant, including any duty or responsibility to initiate any legal proceedings or to make any demand upon us. Any warrant holder may, without the warrant agent’s consent or consent of any other warrant holder, enforce by appropriate legal action its right to exercise that warrant.

Replacement of Warrant Certificates

      We will replace any destroyed, lost, stolen or mutilated warrant certificate upon delivery to us and the relevant warrant agent of satisfactory evidence of the ownership of that warrant certificate and of its destruction, loss, theft or mutilation, and (in the case of mutilation) surrender of that warrant certificate to the relevant warrant agent, unless we have, or the warrant agent has, received notice that the warrant certificate has been acquired by a bona fide purchaser. That warrant holder will also be required to provide indemnity satisfactory to us and the relevant warrant agent before a replacement warrant certificate will be issued.

Title

      Florida Banks, the warrant agents, and any of their agents may treat the registered holder of any warrant certificate as the absolute owner of the warrants evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the warrants so requested, despite any notice to the contrary.

PLAN OF DISTRIBUTION

      We may offer and sell our securities directly to or through underwriting syndicates represented by managing underwriters, to or through underwriters without a syndicate or through dealers or agents. The prospectus supplement with respect to the offered securities will set forth the terms of the offering, including the following:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts, agency fees and other items constituting underwriters’ or agents’ compensation; and

•	the initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

      If we are offering shares of our common stock, we may permit those selling shareholders named in any supplement to participate in the offering. If any selling shareholders are participating in an offering, the prospectus supplement will also include the following:

•	the name or names of the selling shareholders;

•	the amount of shares to be sold by each selling shareholder and the proceeds from such sales; and

•	any additional terms, including lock-up provisions, that may be placed on the participating selling shareholders in connection with their sale of securities in the offering.

      If any underwriters are involved in the offer and sale, the securities will be acquired by the underwriters and may be resold by them, either at a fixed public offering price established at the time of offering or from time to time in one or more negotiated transactions or otherwise, at prices related to prevailing market prices determined at the time of sale. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities described in the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

      We may offer and sell the securities directly or through an agent or agents designated by us from time to time. An agent may sell securities it has purchased from us as principal to other dealers for resale to investors and other purchasers, and may reallow all or any portion of the discount received in connection with the purchase from us to the dealers. After the initial offering of the securities, the offering price (in the case of securities to be resold at a fixed offering price), the concession and the discount may be changed. Any agent participating in the distribution of the securities may be deemed to be an “underwriter” (as that term is defined in the Securities Act of 1933, as amended) of the securities so offered and sold.

      If any underwriters are involved in the offer and sale, they will be permitted to engage in transactions that maintain or otherwise affect the price of the securities. These transactions may include over-allotment transactions, purchases to cover short positions created by the underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the securities in connection with the offering, i.e., if it sells more securities than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing the securities in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase securities on the open market to reduce their short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such securities as part of the offering.

      Neither we nor any underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither we nor any underwriter make any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against some liabilities, including liabilities under the Securities Act of 1933.

      The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement if appropriate.

      Unless otherwise indicated in the prospectus supplement, each series of offered securities will be a new issue of securities and, other than our common stock, which is listed on the Nasdaq National Market, for which there currently is no market. Any underwriters to whom securities are sold for public offering and sale may make a market in such series of securities as permitted by applicable laws and regulations, but such underwriters will not be obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the securities.

      Underwriters, agents and dealers may engage in transactions with or perform services, including various investment banking and other services, for us and/or any of our affiliates in the ordinary course of business.

LEGAL MATTERS

      Certain legal matters with respect to the validity of securities offered under this prospectus will be passed upon for us by the law firm of Akerman Senterfitt, Miami, Florida.

      We have retained Akerman Senterfitt on a regular basis to perform legal services for us, including acting as our counsel in connection with the offering. P. Bruce Culpepper, a member of our board of directors, is a shareholder in the law firm of Akerman Senterfitt.

EXPERTS

      The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the SEC. For further information about Florida Banks, Inc., reference is made to the registration statement and such exhibits and schedules filed as a part thereof. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

      Our corporate website is http://www.flbk.com. We make available on this website, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring directly to those documents.

      We incorporate into this prospectus by referencing the following documents filed by us with the SEC, each of which should be considered an important part of this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003, as amended by our Form 10-K/A dated March 31, 2003, filed with the SEC on March 31, 2003; and

•	our quarterly reports on Form 10-Q for the period ended September 30, 2003 filed with the SEC on November 13, 2003, as amended by our Form 10-Q/A dated November 25, 2003, filed with the SEC on November 25, 2003, for the period ended June 30, 2003, filed with the SEC on August 14, 2003 and for the period ended March 31, 2003, filed with the SEC on May 12, 2003.

•	our current reports on Form 8-K filed on January 2, 2003, April 25, 2003, July 16, 2003 and January 21, 2004.

•	The description of our common stock is set forth in our registration statement on Form 8-A filed with the Securities and Exchange Commission on July 24, 1998, and any subsequent amendments or reports filed for the purpose of updating this description.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other document subsequently filed by us under Section 13(a), 13(c) 14 or 15(d) of the Securities Exchange Act of 1934, all of which are also incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to the relevant documents unless they are specifically incorporated by reference into the requested documents. Direct any request for copies to T. Edwin Stinson, Jr., Chief Financial Officer, at our corporate headquarters located at 5210 Belfort Road, Suite 310, Jacksonville, Florida 32256 and our telephone number at that address is (904) 332-7770.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with any other information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

$30,000,000

Common Stock, Preferred Stock,

Debt Securities and Warrants

PROSPECTUS

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      The following table sets forth all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions.

SEC Registration Fee	$2,427
Nasdaq National Market Listing Fee	3,000	*
Printing and Engraving Expenses	150,000	*
Legal Fees and Expenses	350,000	*
Accounting Fees and Expenses	100,000	*
Miscellaneous	10,000

Total	615,427

* Estimated

Item 15.     Indemnification of Directors and Officers.

      As provided under Florida law, our articles of incorporation provide that a director shall not be personally liable to us or our shareholders for monetary damages for breach of duty of care or any other duty owed to us as a director if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; except that such provision shall not eliminate or limit the liability of a director:

•	for a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful,

•	for any transaction from which the director derived an improper personal benefit,

•	for unlawful distributions to our shareholders in violation of Section 607.06401 of the Florida Business Corporation Act, or

•	for willful misconduct or a conscious disregard for best interests in a proceeding by or in our right to procure judgment in our favor or in a proceeding by or in the right of a shareholder.

      Article VI of our bylaws provides that we shall indemnify a director, officer, employee or agent who has been successful on the merits or otherwise in the defense of any action, suit or proceeding to which he was a party or in defense of any claim, issue or matter therein because he is or was our director, against reasonable expenses incurred by him in connection with such defense.

      Our bylaws also provide that we are required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to our best interests and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by

•	a majority vote of a quorum of our board of directors consisting of disinterested directors,

•	a majority of a committee of disinterested directors,

•	independent legal counsel, or

•	an affirmative vote of a majority of a quorum of shares held by disinterested shareholders.

No indemnification may be made to or on behalf of a director, officer, employee or agent in connection with a proceeding by or in our right in which such person was adjudged liable to us unless the court in which the action, suit or proceeding was brought, upon application, determines indemnification is fair and reasonable.

Item 16.     Exhibits and Financial Statement Schedules.

      The following exhibits are filed as part of this registration statement:

Exhibit
Number	Description of Exhibit

1.1	Form of Equity Underwriting Agreement*
1.2	Form of Debt Underwriting Agreement*
4.1	Specimen Common Stock Certificate(1)
4.2	See Exhibits 3.1.1 and 3.2 for provisions of the Articles of Incorporation and By-Laws defining rights of the holders of Registrant’s common stock(1)
4.3	Indenture, dated December 18, 2001, between Registrant and State Street Bank and Trust Company of Connecticut, National Association(2)
4.4	Amended and Restated Declaration of Trust, dated December 18, 2001, by and among State Street Bank and Trust Company of Connecticut, National Association, the Registrant and the administrators named therein(2)
4.5	Indenture, dated as of April 10, 2002, between the Registrant and Wilmington Trust Company, as trustee(3)
4.6	The Amended and Restated Declaration of Trust, dated as of April 10, 2002, among the Registrant, as sponsor, the Administrator(s) named therein and Wilmington Trust Company, as Delaware Trustee and Institutional Trustee, and the holders from time to time of undivided beneficial interests in the assets of Florida Banks Capital Trust II(3)
4.7	Indenture, dated as of June 27, 2002, between the Registrant and Wells Fargo Delaware Trust Company, as trustee(3)
4.8	The Amended and Restated Trust Agreement dated as of June 27, 2002 among the Registrant, as depositor, the Administrative Trustees named therein and Wells Fargo Bank, N.A., as property trustee, Wells Fargo Delaware Trust Company, as resident trustee, and the holders from time to time of undivided beneficial interests in the assets of Florida Banks Capital Trust II(3)
4.8	Indenture, dated December 19, 2002, between the Registrant and State Street Bank and Trust Company of Connecticut, National Association(4)
4.9	Amended and Restated Declaration of Trust, dated December 19, 2002, by and among State Street Bank and Trust Company of Connecticut, National Association, the Registrant and the administrators named therein(4)
4.10	Indenture, dated June 26, 2003, between Florida Banks, Inc. and State Street Bank and U.S. Bank National Association.(5)
4.11	Amended and Restated Declaration of Trust, dated June 26, 2003, by and among State Street Bank and U.S. Bank National Association, Florida Banks, Inc. and the administrators named therein.(5)
4.12	Form of Indenture*
4.13	Form of Note*
4.14	Form of Certificate of Designation for the Preferred Stock (together with Preferred Stock Certificate)*
4.15	Form of Warrant (together with the Form of Warrant Certificate)*
5.1	Opinion of Akerman Senterfitt(6)

Exhibit
Number	Description of Exhibit

12.1	Computations of ratio of earnings to fixed charges(7)
23.1	Consent of Deloitte & Touche LLP(8)
23.2	Consent of Akerman Senterfitt (6)
24.1	Powers of Attorney (included in signature page hereto)
25.1	Statement of Eligibility of Trustee(*)

*	To be filed by amendment or in connection with a report to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, if applicable, and incorporated herein by reference.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1, previously filed by the Registrant (Registration Statement No. 333-50867).

(2)	Incorporated by references to the Form 10-Q for the quarter ended March 31, 2002, previously filed by the Registrant.

(3)	Incorporated by reference to the Form 10-Q for quarter ended June 30, 2002, previously filed by the Registrant.

(4)	Incorporated by reference to Form 10-K for the year ended December 31, 2002, previously filed by the Registrant.

(5)	Incorporated by reference to Form 10-Q for the quarter ended June 30, 2003, previously filed by the Registrant.

(6)	Previously filed.

(7)	Incorporated by reference to exhibit of the same number filed with the Registration Statement on Form S-3 dated December 15, 2004.

(8)	Filed herewith.

Item 17.	Undertakings.

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Jacksonville, State of Florida, on the 3rd day of February, 2004.

FLORIDA BANKS, INC.

By:	/s/ CHARLES E. HUGHES, JR.

Charles E. Hughes, Jr.
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHARLES E. HUGHES, JR. Charles E. Hughes, Jr.	President, Chief Executive Officer (Principal Executive Officer) and Director	February 3, 2004

/s/ T. EDWIN STINSON, JR. T. Edwin Stinson, Jr.	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer) and Director	February 3, 2004

/s/ T. EDWIN STINSON T. Edwin Stinson
	Attorney-in fact, signing on behalf of the following directors: M.G. Sanchez, T. Stephen Johnson, Clay M. Biddinger, P. Bruce Culpepper, J. Malcolm Jones, Jr., W. Andrew Krusen, Jr., Wilford C. Lyon, Jr., David McIntosh, Dr. Adam W. Herbert, Jr., and Nancy E. LaFoy	February 3, 2004

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1	Form of Equity Underwriting Agreement*
1.2	Form of Debt Underwriting Agreement*
4.1	Specimen Common Stock Certificate(1)
4.2	See Exhibits 3.1.1 and 3.2 for provisions of the Articles of Incorporation and By-Laws defining rights of the holders of Registrant’s common stock(1)
4.3	Indenture, dated December 18, 2001, between Registrant and State Street Bank and Trust Company of Connecticut, National Association(2)
4.4	Amended and Restated Declaration of Trust, dated December 18, 2001, by and among State Street Bank and Trust Company of Connecticut, National Association, the Registrant and the administrators named therein(2)
4.5	Indenture, dated as of April 10, 2002, between the Registrant and Wilmington Trust Company, as trustee(3)
4.6	The Amended and Restated Declaration of Trust, dated as of April 10, 2002, among the Registrant, as sponsor, the Administrator(s) named therein and Wilmington Trust Company, as Delaware Trustee and Institutional Trustee, and the holders from time to time of undivided beneficial interests in the assets of Florida Banks Capital Trust II(3)
4.7	Indenture, dated as of June 27, 2002, between the Registrant and Wells Fargo Delaware Trust Company, as trustee(3)
4.8	The Amended and Restated Trust Agreement dated as of June 27, 2002 among the Registrant, as depositor, the Administrative Trustees named therein and Wells Fargo Bank, N.A., as property trustee, Wells Fargo Delaware Trust Company, as resident trustee, and the holders from time to time of undivided beneficial interests in the assets of Florida Banks Capital Trust II(5)
4.8	Indenture, dated December 19, 2002, between the Registrant and State Street Bank and Trust Company of Connecticut, National Association(4)
4.9	Amended and Restated Declaration of Trust, dated December 19, 2002, by and among State Street Bank and Trust Company of Connecticut, National Association, the Registrant and the administrators named therein(4)
4.10	Indenture, dated June 26, 2003, between Florida Banks, Inc. and State Street Bank and U.S. Bank National Association.(5)
4.11	Amended and Restated Declaration of Trust, dated June 26, 2003, by and among State Street Bank and U.S. Bank National Association, Florida Banks, Inc. and the administrators named therein.(5)
4.12	Form of Indenture*
4.13	Form of Note*
4.14	Form of Certificate of Designation for the Preferred Stock (together with Preferred Stock Certificate)*
4.15	Form of Warrant (together with the Form of Warrant Certificate)*
5.1	Opinion of Akerman Senterfitt(6)
12.1	Computations of ratio of earnings to fixed charges(7)
23.1	Consent of Deloitte & Touche LLP(8)
23.2	Consent of Akerman Senterfitt (6)
24.1	Powers of Attorney (included in signature page hereto)
25.1	Statement of Eligibility of Trustee(*)

*	To be filed by amendment or in connection with a report to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, if applicable, and incorporated herein by reference.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1, previously filed by the Registrant (Registration Statement No. 333-50867).

(2)	Incorporated by references to the Form 10-Q for the quarter ended March 31, 2002, previously filed by the Registrant.

(3)	Incorporated by reference to the Form 10-Q for quarter ended June 30, 2002, previously filed by the Registrant.

(4)	Incorporated by reference to Form 10-K for the year ended December 31, 2002, previously filed by the Registrant.

(5)	Incorporated by reference to Form 10-Q for the quarter ended June 30, 2003, previously filed by the Registrant.

(6)	Previously filed.

(7)	Incorporated by reference to exhibit of the same number filed with the Registration Statement on Form S-3 dated December 15, 2004.

(8)	Filed herewith.